September 8, 2010
Mr. H. Christopher Owings
Assistant Director, United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	August 30, 2010 Comment Letter to Pennichuck Corporation, for the Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 4, 2010, the Definitive Proxy Statement on Schedule 14A filed March 26, 2010, the Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended filed May 21, 2010, and the Form 10-Q for the Fiscal Period Ended June 30, 2010 filed August 5, 2010; File No. 000-18552
Dear Mr. Owings,
     I am sending this letter to you, on behalf of Pennichuck Corporation (“PNNW”), in response to the above referenced comment letter, and in conformity with the requirements specified within the letter relating to a timely response to the comments and inquiries included therein. Please be advised that PNNW intends to respond in full to this comment letter by September 30, 2010, in order to allow time for management to prepare a complete response and review the same with the PNNW Audit Committee.
     Should you have any additional questions, comments or needs, please contact me directly at (603)-913-2312, or via fax at (603) 913-2344.

Sincerely,
/s/ Larry D. Goodhue
Larry D. Goodhue
Controller Pennichuck Corporation

CC:      Thomas C. Leonard, CFO, Pennichuck Corporation